UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PORTER BANCORP, INC.
(Exact name of registrant as specified in its charter)

KENTUCKY (State of incorporation or organization)	61-1142247 (I.R.S. Employer Identification No.)

2500 Eastpoint Parkway
Louisville, Kentucky 40223
(502) 499-4800
(Address and phone number of principal executive offices)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

        Securities Act registration file number to which this form relates: Not applicable

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights (Title of Class)	The NASDAQ Stock Market, LLC

        Securities to be registered pursuant to Section 12(g) of the Act:

N/A

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant's Securities to be Registered.

On June 24, 2015, the Board of Directors of Porter Bancorp, Inc., a Kentucky corporation (the “Company”), declared a dividend of one preferred stock purchase right (each a “Right” and collectively, the “Rights”) for each outstanding voting and non-voting common share of the Company (together, the “Common Shares”), payable to holders of record as of the close of business on July 10, 2015 (the “Record Date”).

Each Right entitles the registered holder to purchase one one-thousandth of a share of the Company’s Series G Participating Preferred Shares (the “Preferred Shares”) at a purchase price of $10.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Tax Benefits Preservation Plan (the “Plan”) dated as of June 25, 2015, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

The following is a summary of the terms of the Plan. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan, which is Exhibit 1 hereto and is incorporated herein by reference.

The Rights. Initially, the Rights attach to all certificates representing shares of the Common Shares then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and a distribution date (“Distribution Date”) will occur upon the earlier of:

(i)	the 10th business day after public announcement that any person or group has become “5-percent shareholder” of the Company (an “Acquiring Person”); or

(ii)
the 10th business day after the date of the commencement of a tender or exchange offer by any person which would or could, if consummated, result in such person becoming an Acquiring Person, subject to extension by the Board of Directors of the Company.

Exercise. Prior to a Distribution Date, the Rights are not exercisable. After a Distribution Date, each Right (other than Rights owned by an Acquiring Person) is exercisable to purchase, for the Purchase Price, one one-thousandth of a share of the Preferred Shares.

Flip-In. If any person or group becomes an Acquiring Person (subject to certain exceptions described in the Plan), then on a Distribution Date, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of Common Shares of the Company equal to the quotient of (x) two times the Purchase Price divided by (y) the then current market price of the Company's Common Shares; provided that (i) none of the Company and certain affiliates of the Company shall be an Acquiring Person, (ii) none of certain existing “5-percent shareholders” (including certain persons who are “5-percent shareholders” following specified exchange offers with the Company) shall be an Acquiring Person unless and until any such “5-percent shareholder” increases its percentage stock ownership in the Company by more than one-tenth of one percentage point, (iii) none of certain other “grandfathered persons” (as described in the Plan) shall be an Acquiring Person so long as any such “grandfathered person” satisfies the applicable requirements set forth in the Plan, (iv) no person or group who or which the Board determines, in its sole discretion, has inadvertently become a “5-percent shareholder” (or inadvertently failed to continue to qualify as a “grandfathered person”) shall be an Acquiring Person so long as such Person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such securities), sufficient securities of the Company so that such person's (or such group's) percentage stock ownership in the Company is less than 5 percent (or, in the case of any person or group that has inadvertently failed to qualify as a “grandfathered person,” the securities of the Company that caused such person or group to fail to qualify as a “grandfathered person”) , (v) no person or group that has become a “5-percent shareholder” shall be an Acquiring Person if the Board in good faith determines that such person's or group's attainment of “5-percent shareholder” status has not jeopardized or endangered the Company's utilization of the Tax Benefits or is otherwise in the best interests of the Company; provided that such a person or group shall be an “Acquiring Person” if the Board makes a contrary determination in good faith, and (vi) an acquisition by a person or group of at least a majority of the Company's Common Shares made by that person or group as part of a “qualified offer” (as defined in the Plan) shall not result in any person or group becoming an Acquiring Person.

Exchange. At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the Company's Common Shares), the Board may elect to exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for two Common Shares (or, at the option of the Board, fractional Preferred Shares with an aggregate current market price that equals the current market price of two Common Shares) per Right, subject to adjustment.

Redemption. The Board of Directors may, at its option, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right at any time prior to a Distribution Date.

Expiration. The Rights will expire on the earliest of (i) June 29, 2018, (ii) the time at which all Rights are redeemed or exchanged, (iii) the first day of a taxable year of the Company as to which the Board of Directors determines that no Tax Benefits may be carried forward, (iv) a date on which the Board of Directors determines that a limitation on the use of the Tax Benefits under Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), would no longer be material to the Company, provided that such date is prior to public disclosure that a person became an Acquiring Person, (v) the repeal or amendment of Section 382 or any successor statute, if the Board of Directors determines that the Plan is no longer necessary for the preservation of Tax Benefits, (vi) the effective date of an amendment to the Company’s Articles of Incorporation to preserve the Company’s tax benefits that has been approved by the Company’s shareholders entitled to vote on such an amendment.

Amendments. At any time on or prior to a Distribution Date, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Plan without the approval of any holders of Rights. After a Distribution Date, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend the Plan without the approval of any holders of Rights; provided however, that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person), (b) cause the Plan again to become amendable other than in accordance with this sentence or (c) cause the Rights again to become redeemable.

Shareholder Rights. Rights holders, in their capacity as such, have no rights as a shareholder of the Company, including the right to vote and to receive dividends.

Antidilution Provisions. The Plan includes antidilution provisions designed to prevent efforts to diminish the efficacy of the Rights.

Item 2.    Exhibits

        The following exhibits are filed herewith or incorporated by reference as indicated below:

1.
Tax Benefits Preservation Plan, dated as of June 25, 2015, between Porter Bancorp, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Articles of Amendment as Exhibit A, Summary of Terms as Exhibit B and Form of Right Certificate as Exhibit C. (incorporated by reference to Exhibit 4.1 Company’s Current Report on Form 8-K filed on June 29, 2015).

2.
Amended and Restated Articles of Incorporation of Porter Bancorp, Inc. filed with the Secretary of State of Kentucky on June 26, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 29, 2015).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PORTER BANCORP, INC.

Date: June 26, 2015	By:	/s/ John T. Taylor
John T. Taylor President and Chief Executive Officer